FOR IMMEDIATE RELEASE	TUESDAY, JUNE 13, 2006

Shell Canada Receives Regulatory Approvals in Bid for BlackRock

Calgary, Alberta - Shell Canada Limited announced today that it has received the approval of the Minister of Industry under the Investment Canada Act for its offer to purchase all of the outstanding common shares of BlackRock Ventures Inc. (including common shares issuable upon the exercise or surrender of any options or conversion of any convertible debentures). In approving the acquisition, the Minister determined that the transaction is likely to be of “net benefit to Canada” for purposes of the Investment Canada Act.

Shell Canada also announced that the Commissioner of Competition under the Competition Act (Canada) has granted Shell Canada an advance ruling certificate, which constitutes compliance with the requirements under the Competition Act (Canada). As a result, Shell Canada has now received all necessary Canadian regulatory approvals to proceed with the acquisition of BlackRock.

Shareholders are encouraged to tender their BlackRock common shares to the offer as soon as possible. The offer remains open until 1:01 a.m. (Calgary time) on June 16, 2006, unless the offer is withdrawn or extended by Shell Canada. Under the terms of the offer, BlackRock shareholders will receive $24.00 for each BlackRock common share.

The offer documents are available on www.sedar.com.

Investor Inquiries: Ken Lawrence Manager, Investor Relations (403) 691-2175	Media Inquiries: Janet Rowley General Manager, Public Affairs (403) 691-3899

Legal Notices

This release does not constitute an offer to purchase or a solicitation of an offer to sell securities.

BlackRock shareholders are advised to review the circular and any other relevant documents filed with the Canadian securities regulatory authorities because they will contain important information. Those materials have been mailed to BlackRock shareholders at no expense to them. In addition, investors are able to obtain the documents free of charge through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com or by contacting Shell Canada’s Secretary at corporatesecretary@shell.com or facsimile 403-691-3194.